

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

July 29, 2010

<u>Via U.S. Mail and Facsimile 702.363.6262</u>

Mr. Ayaz Kassam
Chief Executive Officer and Principal Financial Officer
Superlattice Power, Inc.
420 N. Nellis Blvd.
Suite A3-146
Las Vegas, NV 89110

> **Re: Superlattice Power, Inc.**
> **Form 10-K for fiscal year ended July 31, 2008**
> **Filed October 29, 2008**
> **Form 10-K for fiscal year ended July 31, 2009**
> **Filed October 22, 2009**
> **File No. 000-50693**

Dear Mr. Kassam:

        We have completed our review of each of the above Form 10-Ks and related filings and do not, at this time, have any further comments.

                                        Sincerely,

                                        Tom Kluck
                                        Legal Branch Chief